# APPENDIX A:
# INVESTMENT RISKS

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Pivovar West Brewing Co., and the revenue of Pivovar West Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return. We have done our best to accurately and safely forecast the next 5 years, but many factors can affect the revenue and profitability of a brewery. Raw goods and packaging materials cost can fluctuate drastically and this can have an affect on the business, positive and negative. Also, new laws and regulations around beer and its manufacturing could erode the bottom line.

THE COMPANY MIGHT NEED MORE CAPITAL

Pivovar West Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pivovar West Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether. All of this becomes an even more important consideration when investing in a brewery. A brewery is a very capital intensive business to run and revenue for a product produced and distributed may take up to 3 months to receive. These challenges tend to lead to more lending in order to grow the business into profitability.

LIMITED OPERATING HISTORY

Pivovar West Brewing Co. is a newly established entity and has no history for prospective investors to consider. However, one of the managing members has extensive experience in running a successful brewery even through extremely uncertain times like the past year's COVID pandemic.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pivovar West Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

REAL ESTATE RISK

Pivovar West Brewing is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Pivovar West Brewing is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

LIMITED SERVICES

Pivovar West Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pivovar West Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pivovar West Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Pivovar West Brewing's financial performance.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT PIVOVAR WEST BREWING

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pivovar West Brewing's financial performance or ability to continue to operate. In the event Pivovar West Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pivovar West Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Pivovar West Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Pivovar West Brewing is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Pivovar West Brewing will carry some insurance, Pivovar West Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Pivovar West Brewing could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Pivovar West Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Pivovar West Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Pivovar West Brewing is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Pivovar West Brewing fails to generate enough revenue, you could lose some or all of your money.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Pivovar West Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.